NEWS RELEASE
New Development Headings Outline Additional High Grade Silver Mineralization
At North Porvenir Mine, Mexico

December 14, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V, EDRGF: PNK and EJD: FSE) announces that underground channel sampling in new development headings at the North Porvenir Mine, Guanacevi Project, Durango, Mexico, has outlined additional high grade silver mineralization.

A total of 133 channel samples along 390 m of advance in 7 separate headings returned a weighted average grade of 451 gpt silver (13.1 opt) or 486 gpt silver equivalents (14.2 opt) over a 2.69 m (8.8 ft) average true width. The channel sample results are summarized in the table below, as well as the highest grade individual channel sample in each Sill:

Average Channel Samples - New Development Headings - North Porvenir Mine

Location		Width	Silver	Gold	Ag Equiv.
(Length)	(m)	(ft)	(gpt)	(gpt)	(gpt)	(opt)

Sill 88	2.51	8.2	806	0.81	855	24.9
(first 25 m)
Incl.	1.0	3.3	1189			34.7

Sill 107N	2.85	9.4	299	0.13	307	8.9
(first 25m)
Incl.	1.0	3.3	1012			29.5

Sill 150N	2.86	9.4	622	0.76	668	19.5
(95m)
Incl.	1.5	4.9	3014			87.9

Sill 300S	1.90	6.2	1238	1.72	1341	39.1
(first 15m)
Incl.	1.0	3.3	2841			82.8

Sill 300N	2.74	9.0	249	0.43	275	8.0
(125m)
Incl.	1.0	3.3	2433			70.9

Sill 350S	2.54	8.30325	0.40	349	10.2
(70m)
Incl.	0.5	1.6	1402			40.9

Sill 350N	2.67	8.8	567	0.78	614	17.9
(first 35m)
Incl.	1.0	3.3	5727		167.0

#800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR    FSE: EJD

The attached Longitudinal Section of a 250 m long portion of The North Porvenir Mine shows the location of each development heading, as well as four stopes (rebaje in Spanish, Reb 113, 101, 201 and 202), where underground channel sampling was previously reported on November 7. Recent production from these stopes averaged 372 gpt silver and 0.50 gpt gold in Stope 113, 870 gpt Ag and 0.91 gpt Au in Stope 201, and 820 gpt Ag and 1.25 gpt Au in Stope 202.

The number of headings recently increased in order to ensure that mine development stays ahead of the growing mine production. Mine output is currently averaging 350 tpd but is scheduled to rise to 600 tpd by the end of 2006.

Additional high grade mineralization is anticipated as Sills 88, 300S and 350S advance to the south and Sills 150 N, 300 N and 350 N advance to the north. The area of known high grade mineralization as defined by drilling extends over 600 m long, and 300 m deep, still open to the north and to depth.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All samples are split by Endeavour personnel at the Guanacevi camp, assayed at the Guanacevi plant, and the blanks and duplicates are then driven to Durango where they are given to BSI Inspectorate Lab in Durango. Pulps are air freighted to Reno, Nevada for analysis at BSI, Reno laboratory. Samples are dried, crushed and split and a 30 gram sub sample is taken for analysis. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX-V, FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should allow Endeavour to become one of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR    FSE: EJD